Skyline Medical Inc.

2915 Commers Drive, Suite 900

Eagan, Minnesota 55121

December 20, 2017

BY EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Heather Percival

Re:	Skyline Medical Inc.
Registration Statement on Form S-3
File No. 333-221966
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Skyline Medical Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), be accelerated so that it will be declared effective at 3:00 p.m. Eastern time on December 21, 2017, or as soon thereafter as practicable.

Very truly yours,

Skyline Medical Inc.

By:	/s/ Bob Myers
Name: Bob Myers
Title: Chief Financial Officer